October 17, 2024

Bo Zhu
Chief Executive Officer
AGM Group Holdings, Inc.
Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road Wanchai, Hong Kong

       Re: AGM Group Holdings, Inc.
           Registration Statement on Form F-1
           Filed September 30, 2024
           File No. 333-282420
Dear Bo Zhu:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Business, page 56

1. We note that your disclosure in your Annual Report on Form 20-F for the year ended
       December 31, 2023 indicates that your offerings currently include foreign exchange and futures trading platforms. Please revise to disclose clearly whether you still offer these services outside of China. If so, please tell us whether foreign exchange and futures are sold to persons in the United States and what types of securities are sold on the futures platform.
 October 17, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Grace Bai